BRF S.A.

Publicly held company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Resolution No. 80/2022, informs its shareholders and the market in general of the following related party transactions:

Related Party Names	BRF, Marfrig Chile S.A., Pampeano Alimentos S.A., Quickfood S.A., Dicasold S.A. and Weston Importers Ltd. ("Marfrig Chile", "Quickfood", "Pampeano", "Dicasold" and "Weston" respectively).
Relationship with the Company	Marfrig Chile, Pampeano, Quickfood, Dicasold and Weston are companies controlled by Marfrig Global Foods S.A. ("Marfrig"), which is the controlling shareholder of BRF.
Date of the Transactions	From January 1, 2023 to December 31, 2023 and January 1, 2024 to August 31, 2024.
Object, Main Terms and Conditions of the Transactions

Based on executed sale orders, BRF sold meat products, raw materials and/or services to the following companies controlled by Marfrig:

(i)              Marfrig Chile, which distributed such products to its customers in Chile;

(ii)             Quickfood, which distributed such products to its customers in Argentina;

(iii)            Dicasold, which distributed such products to its customers in Uruguay;

(iv)           Pampeano, which acquired raw materials for its own products; and

(v)            Weston, to whom BRF rendered commercial services.

The sum of sales totaled:

(i)              in 2023, as mentioned in item 11.2 of the Reference Form, R$110,823,462.18; and

(ii)             between January 1, 2024 and August 31, 2024, R$97,558,886.71.

Based on executed purchase orders, BRF purchased meat products and/or raw materials from the following companies controlled by Marfrig:

(i)              Marfrig Chile;

(ii)             Pampeano; and

(iii)            Weston.

The sum of purchases totaled:

(i)              in 2023, as mentioned in item 11.2 of the Reference Form, R$1,402,888.12; and

(ii)             between January 1, 2024 and August 31, 2024, R$163,902,762.41.

Reasons why the Company's management deems the transactions to be equitable	The Company's management considers that the purchase and sale of meat products, raw materials and/or services carried out between BRF and companies controlled by Marfrig are equitable and in the interest of BRF since they were carried out in accordance with market prices, adequate delivery times, quality and quantity that met BRF’s needs, as well as helped to reduce the cost of distributing BRF products in Chile, Argentina and Uruguay.
Eventual involvement of the counterparty, its partners or administrators in the Company's decision process regarding the Transaction or negotiation of the Transaction as representatives of the Company, describing these involvements	There was no participation by Marfrig or its managers in BRF's decision-making process regarding the transactions carried out, nor did such persons participate in the negotiation of the above-mentioned transactions as representatives of BRF.

São Paulo, September 6, 2024.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer